

June 24, 2010

Mr. Kriss Cloninger III
President, Chief Financial Officer and Treasurer
Aflac Inc.
1932 Wynnton Road
Columbus, Georgia   31999

> **Re: Aflac Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-07434**

Dear Mr. Cloninger:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2009

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies,
Investments, page 87

1. You disclose that when prepayment estimates change you recalculate the effective yield to reflect actual payments to date and anticipated future payments and adjust the net investment balance to the amount that would have existed had the new estimate been

applied at the time of acquisition for your collateralized mortgage obligations. Please disclose the accounting model used to account for changes in anticipated prepayments on your asset-backed and mortgage-backed securities.

Please disclose how you account for changes in estimated prepayments for investments that are not of high credit quality. Please consider that the accounting for asset and mortgage-backed securities, and collateralized mortgage obligations that are not of high credit quality must comply with the guidance in ASC 325-40-35-4a.

2. You disclose on page 109 that dollar-denominated and yen-denominated investments in banks and financial institutions that total $1.7 billion were in an unrealized loss position for 12 months or longer. You also disclose on page 112 that 75% of your investments in bank and financial institutions in an unrealized loss position were investment grade at December 31, 2009 compared to 96% at December 31, 2008. Please disclose the following:

- the amount of investments in bank and financial institutions in an unrealized loss position that have been downgraded to non-investment grade status and the amount of the unrealized losses on these investments;
- why credit downgrades of investments in unrealized loss positions to non-investment grade credit ratings is not indicative of an other-than-temporary impairment.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Significant Accounting Policies
Note 11 – Subsequent Events, page 49

3. You had $1 billion invested in Greek financial institutions that were downgraded to below investment grade subsequent to March 31, 2010. Please disclose your accounting treatment of the credit downgrade and the rationale for that treatment.

Please disclose the amortized cost and fair value of your investments in sovereign debt and financial institutions in Portugal, Italy, Ireland and Spain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant